FOIA CONFIDENTIAL TREATMENT REQUESTED UNDER 17 C.F.R. § 200.83
BY PMC-SIERRA, INC.

August 20, 2013

BY EDGAR

Mr. Kevin L. Vaughn
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C.  20549

RE:	PMC-Sierra, Inc.
Form 10-K for the fiscal year ended December 29, 2012
Filed February 28, 2013
File No. 000-19084

Dear Mr. Vaughn:

PMC-Sierra, Inc., a Delaware corporation (the “Company”), hereby responds to the comment (the “Comment”) of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated August 8, 2013 (the “Comment Letter”) in relation to the above-referenced Form 10-K.

Set forth below in this letter is the Company’s response to the Comment raised in the Comment Letter.  For the convenience of the Staff, the Company has restated in this letter the Comment and numbered the response to correspond with the number of the Comment in the Comment Letter.

In addition, please note that the Company is requesting confidential treatment pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83 with respect to portions of the response to Comment 1.  Such response is being provided to the Commission in its entirety in hard copy under separate cover along with the request for confidential treatment.  Please note the version of this letter filed via EDGAR omits confidential information included in the unredacted version delivered to the Staff, and the redactions are denoted in the EDGAR version by bracketed asterisks (“[***]”).

PMC-Sierra, Inc. 1380 Bordeaux Drive, Sunnyvale, CA 94089 USA P: 408.239.8000 F: 408.492.9192   www.pmcs.com

FOIA CONFIDENTIAL TREATMENT REQUESTED UNDER 17 C.F.R. § 200.83
BY PMC-SIERRA, INC.

U.S. Securities and Exchange Commission
Kevin L. Vaughn
August 20, 2013

Form 10-K for the fiscal year ended December 29, 2012

Note 16 – Segment Information, page 82

1.
We note your response to prior comment 6. However, we note from the Business section that the company has described its products in terms of the three market segments in which its semiconductor devices are used. Further your response to the last bullet of comment 3 of our letter dated May 28, 2013, explains how these market segments are served by semiconductor devices grouped together based on the solutions they provide to end users - namely, (i) Enterprise Storage products, (ii) Microprocessor products, (iii) Communication products, and (iv) Broadband Wireless products, These product groupings also represent the operating segments of the company. As noted in ASC 280-10-50-38, the entity-wide information called for by paragraphs ASC 280-10-50-40 to ASC 280-10-50-42 apply to all public entities, including those that have a single reportable segment. Please revise this note in future filings to provide the revenues by product disclosures based on your four product groups as required by ASC280-10-50-40.

The Company respectfully advises the Staff that in future filings we will provide the requested revenue by product disclosures grouped in the categories of Storage and Carrier.  Our Enterprise Storage products enable high-speed communications between the servers, switches and storage devices that comprise network storage systems, thus allowing large quantities of data to be stored, managed and moved securely.  We also include our Microprocessor products operating segment in this category as they are primarily used by our Enterprise Storage customers providing integrated solutions for laser printers.

Our Carrier products include our Communications Business Unit and our Broadband Wireless products operating segments focused on Metro and access networks, including products for broadband wireless and mobile backhaul and access equipment, to enable the high-speed aggregation, processing and transport of digital signals for voice, video and data over carrier networks.

We note that the product revenues of our Broadband Wireless and Microprocessor product operating segments represented [***].

*  *  *  *  *

FOIA CONFIDENTIAL TREATMENT REQUESTED UNDER 17 C.F.R. § 200.83
BY PMC-SIERRA, INC.

U.S. Securities and Exchange Commission
Kevin L. Vaughn
August 20, 2013

Please contact the undersigned at (408) 239-8067 should you require further information or have any questions.

Very truly yours,

/s/ Steven J. Geiser
Steven J. Geiser
Chief Financial Officer
PMC-Sierra, Inc.